Exhibit 99.1

São Paulo, May 8, 2025 – Vasta Platform Limited (NASDAQ: VSTA) – “Vasta” or the “Company” announces today its financial and operating results for the first quarter of 2025 (1Q25) ended March 31, 2025. Financial results are expressed in Brazilian Reais and are presented in accordance with International Financial Reporting Standards (IFRS).

HIGHLIGHTS

In the 2025 sales cycle to date (which commenced 4Q24 through 1Q25), net revenue increased 11% to R$1,129 million compared to the same period of the 2024 sales cycle, mostly due to the conversion of Annual Contract Value (“ACV”) bookings into revenue in the period. In 1Q25, net revenue totaled R$430 million, a 7% decrease compared to the same period in the previous year.

Vasta’s accumulated subscription revenue in the 2025 sales cycle to date year totaled R$1,019 million, a 17% increase compared to the previous year’s sales cycle. Complementary solutions net revenue in the 2025 sales cycle increased 24%, to R$223 million, compared to the 2024 sales cycle.

The business unit of Brazilian public-school sector (B2G) continues to generate new contracts and new revenues for Vasta. In this growth avenue, we achieved R$ 5.0 million in revenue in 1Q25 with revenues coming from  new contracts, compared to R$69 million in 1Q2024, when the totality of Pará contract (1st and 2nd Semester) was booked all at once. In 2025 cycle, 1st Semester of Pará contract was booked in 4Q2024 and 2nd Semester is expected to be performed throughout the year.

In the 2025 sales cycle to date, Adjusted EBITDA grew by 5% to R$420 million, from R$402 million in the same period of the 2024 sales cycle, and Adjusted EBITDA Margin decreased by 2.4 p.p., from 39.6% to 37.2%. In 1Q25, Adjusted EBITDA totaled R$121 million, a decrease compared to R$162 million in 1Q24, and Adjusted EBITDA Margin achieved 28.2%, 7 p.p. lower than 1Q2024, because of different seasonality in 2025 B2G revenues , as explained above, and higher marketing expenses.

Vasta recorded an Adjusted Net Profit of R$140 million in the 2025 sales cycle to date, a 4% decrease compared to R$146 million in the 2024 sales cycle. In 1Q25, Adjusted Net Profit totaled R$26 million, a 49% decrease compared to R$50 million in 1Q24.

Free cash flow (FCF) totaled R$144 million in the 2025 sales cycle to date, a R$92 million increase from R$52 million in the 2024 sales cycle. In 1Q25 FCF totaled R$74 million, a 42% increase from R$52 million in 1Q24. The last twelve-months (LTM) FCF/Adjusted EBITDA conversion rate improved from 42.5% to 50.8%, as a result of Vasta’s growth and implementation of sustained efficiency measures. Additionally, first semester of 2025 will benefit from early collections regarding 2025 sales cycle, which will be normalized throughout the year.

Mr. Mario Ghio, former Vasta´s CEO, resigned from his board member position, to pursue personal projects. Mr. Guilherme Melega was appointed by the Board to replace him as board member.

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MESSAGE FROM MANAGEMENT

The 1Q25 results represent the halfway through of the 2025 sales cycle, where we continue to deliver relevant financial results. In the 2025 sales cycle to date, net revenue increased 11% to R$1,129 million, compared to the same period of the 2024 sales cycle, mostly due to the conversion of ACV into revenue.

Vasta’s accumulated subscription revenue in the 2025 sales cycle to date totaled R$1,019 million, a 17% increase compared to the previous sales cycle. Our complementary solutions have seen important growth of 24% in the 2025 sales cycle when compared to the same period of 2024, with an accelerated increase in both student base and market penetration. The partners-school base that uses our complementary solutions increased to an aggregate of 2,149 schools.

Start-Anglo bilingual school operations, which have already achieved R$4,3 million of the subscription revenue in the 2025 sales cycle, started showing results and despite the small net revenue in relation to total company, these numbers reinforce the importance of Start Anglo in our future business and demonstrate an important source of revenue for the coming years. In a short time, it has evolved from concept to reality, with 7 operating units in 2025. We have already signed more than 40 contracts, and we expect these units will be operational in the coming years and we have been working to convert in contract our strong pipeline, with more than 300 prospects.

Our technology platform, Plurall, has achieved a new stage of development and service delivery. In the last year, we delivered new features to teachers, schools, and students, using artificial intelligence powered by AWS (Amazon Web Services). In 2025, it was already created more than 1.4 million objects (questions, slides, pictures, tests) using our AI features, and our intelligent assistant "Plu" has been supporting students to have a personalized learning experience by responding to questions about specific subjects and assisting them in their daily study time. For teachers, Plu will be a personalized partner and will streamline activities such as creating presentations, slides, videos, questions, lesson plans, and teaching materials. We have been working on improving our platform focused on creating an Individualized Educational Plan (IEP), and Plurall  is expected to be able to generate personalized pedagogical recommendations (to be implemented in 2026) and assist teachers and schools in inclusive practices, providing an innovative solution to help educators transform challenges into opportunities for growth. Focused on the concepts of inclusion, diversity, and equity in continuous education, Plurall AI advances towards creating a welcoming educational environment for all students.

In the B2G segment, this quarter we achieved R$ 5 million in net revenue, coming from 5 new contracts. In 1Q24, we achieved R$ 69 million, when the totality of Pará contract (1st and 2nd Semester) was booked at once. In 2025 cycle, 1st Semester of Pará contract was booked in 4Q24 and 2nd Semester is expected to be performed throughout the year. We remain confident in our strategy to have a positive impact on public education, serving this segment and its students with our extensive portfolio of core content solutions, digital platform, and additional offerings, along with the custom learning solutions developed over decades in the private sector.

The continued growth of the company's profitability was another highlight of the 2025 sales cycle to date as the Adjusted EBITDA grew by 5% to R$420 million compared to R$402 million in the previous year, and Adjusted EBITDA Margin decreased from 39.6% in the same period of the 2024 sales cycle to 37.2% in the 2025 sales cycle to date. In proportion

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to net revenue, gross margin decreased 3.2 p.p. in the sales cycle to date, mainly due to a different seasonality in 2025 B2G revenues, as explained above, and higher marketing expenses related to business expansion.

The company’s cash flow generation was one of the main highlights of the 2025 sales cycle to date. Free cashflow (FCF) totaled R$144 million, a R$92 million increase from R$52 million at the same point of the 2024 sales cycle. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 42.5% to 50.8% as a result of Vasta’s growth and implementation of sustained efficiency measures. Additionally, first semester of 2025 will benefit from early collections regarding 2025 sales cycle, which will be normalized throughout the year.

It is worth saying that these measures include certain improvements in our collection processes, including process automation, reminders and past-due notifications, customer segmentation, and faster renegotiation of delayed receivables. On the payments side, we implemented several initiatives to achieve better discipline in payments, such as rigorous financial planning, centralization of payments on single monthly dates, and negotiating longer payment terms with suppliers.

Moreover, we continue to make progress on deleveraging the company. The net debt/LTM adjusted EBITDA of 2.06x as of the end of 1Q25 shows a downward trend being 0.16x less than as of 1Q24.

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OPERATING PERFORMANCE

Student base – subscription models

	2025	2024	% Y/Y	2023	% Y/Y
Partner schools - Core content	5,025	4,744	5.9%	5,032	(5.7%)
Partner schools – Complementary solutions	2,149	1,722	24.8%	1,383	24.5%
Students - Core content	1,489,698	1,432,289	4.0%	1,539,024	(6.9%)
Students - Complementary content	563,525	483,132	16.6%	453,552	6.5%

Note: Students enrolled in partner schools

As we conclude the period of return of collections, we update the number of partner schools and enrolled students for the 2025 sales cycle. In this sales cycle, Vasta provides approximately 1.5 million students with core content solutions and more than 560,000 students with complementary solutions. This is aligned with the company’s strategy to focus on improving its client base in 2025 through a better mix of schools and growth in premium education systems (Anglo, PH, Amplia and Fibonacci), brands with higher average ticket, lower defaults, greater adoption of complementary solutions and longer-term relationships.

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FINANCIAL PERFORMANCE

Net revenue

Values in R$ ‘000	1Q25	1Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Subscription	400,132	357,387	12.0%	1,019,444	872,247	16.9%
Core content	352,613	308,292	14.4%	795,552	692,004	15.0%
Complementary solutions	47,519	49,095	(3.2%)	223,892	180,243	24.2%
B2G	25,045	34,298	(27.0%)	68,827	73,546	(6.4%)
Non-subscription	5,215	69,031	(92.4%)	41,050	69,031	(40.5%)
Total net revenue	430,392	460,716	(6.6%)	1,129,321	1,014,824	11.3%
% Subscription	93.0%	77.6%	15.4p.p.	90.3%	86.0%	4.3p.p.

Note: n.m.: not meaningful

In 1Q25, Vasta’s net revenue totaled R$430 million, a 6.6% decrease compared to 1Q24, mainly due to lower revenue from B2G. In the 2025 sales cycle to date (4Q24 and 1Q25), Vasta’s net revenue totaled R$1,129 million, an 11.3% increase compared to the same period of the 2024 sales cycle. Subscription revenue grew 16.9% in the 2025 sales cycle to date, mostly due to the conversion of ACV into revenue.

EBITDA

Values in R$ ‘000	1Q25	1Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Net revenue	430,392	460,716	(6.6%)	1,129,321	1,014,824	11.3%
Cost of goods sold and services	(141,213)	(140,083)	0.8%	(409,225)	(335,526)	22.0%
General and administrative expenses	(132,690)	(139,902)	(5.2%)	(239,924)	(235,553)	1.9%
Reversal of tax contingencies	-	-	n.m.	92,558	-	n.m.
Commercial expenses	(97,699)	(73,260)	33.4%	(169,880)	(140,388)	21.0%
Other operating (expenses) income	64	1,785	(96.4%)	(9,276)	2,352	(494.4%)
Share of loss equity-accounted investees	(1,922)	(3,060)	(37.2%)	(4,503)	(16,183)	(72.2%)
Impairment losses on trade receivables	(12,546)	(13,205)	(5.0%)	(34,350)	(42,199)	(18.6%)
Profit before financial income and taxes	44,386	92,991	(52.3%)	354,721	247,328	43.4%
(+) Depreciation and amortization	72,036	65,533	9.9%	142,734	136,563	4.5%
EBITDA	116,422	158,524	(26.6%)	497,455	383,891	29.6%
EBITDA Margin	27.1%	34.4%	(7.4 p.p.)	44.0%	37.8%	6.2 p.p.
(+) Layoff related to internal restructuring	255	501	(49.1%)	339	980	(65.4%)
(+) Share-based compensation plan	4,701	3,334	41.0%	6,730	3,229	108.4%
(+) M&A adjusting expenses	-	-	0.0%	8,271	13,776	(40.0%)
(-) Reversal of tax contingencies	-	-	0.0%	(92,558)	-	0.0%
Adjusted EBITDA	121,378	162,359	(25.2%)	420,237	401,876	4.6%
Adjusted EBITDA Margin	28.2%	35.2%	(7.0 p.p.)	37.2%	39.6%	(2.4 p.p.)

Note: n.m.: not meaningful

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In the 2025 sales cycle to date, Adjusted EBITDA reached R$420 million, representing an increase of 4.6% in comparison to the same period of the 2024 sales cycle, with a margin of 37.2%, compared to 39.6% in the same period of the 2024 sales cycle. This increase in Adjusted EBITDA was mainly driven by gains in operating efficiency and a sales mix that benefited from the growth of subscription products, compensating for lower net revenue in the B2G segment. In 1Q25, Adjusted EBITDA totaled R$121 million, a 25.2% decrease compared to R$162 million in 1Q24, mainly impacted by lower net revenue in the B2G segment and higher marketing expenses, substantially linked to the seasonal effect of commissions to be paid on e-commerce net revenue.

In the 2025 cycle to date, the Company proceeded with the partial reversal of the tax contingencies, based on the opinion of its legal advisors, related to the discussions of goodwill and other subjects derived from the acquisition of the Anglo Group in 2010 and subsequent restructuring. Company decided to partially reverse certain provisions in the total amount of R$ 532,717, comprising (i) R$ 92,558 reversals of the principal portion, which impacted positively our general and administrative expenses (ii) R$ 233,198 reversals of the income tax and social contribution, (iii) R$ 206.961 reversal of interest and fines, in the Finance result.

(%) Net Revenue	1Q25	1Q24	Y/Y (p.p.)	2025 cycle	2024 cycle	Y/Y (p.p.)
Gross margin	67.2%	69.6%	(2.4 p.p.)	63.8%	66.9%	(3.2 p.p.)
Adjusted cash G&A expenses (1)	(13.4%)	(15.6%)	2.2 p.p.	(8.5%)	(9.3%)	0.9 p.p.
Commercial expenses	(22.7%)	(15.9%)	(6.8 p.p.)	(15.0%)	(13.8%)	(1.2 p.p.)
Impairment on trade receivables	(2.9%)	(2.9%)	(0.0 p.p.)	(3.0%)	(4.2%)	1.1 p.p.
Adjusted EBITDA margin	28.2%	35.2%	(7.0 p.p.)	37.2%	39.6%	(2.4 p.p.)

(1) Sum of general and administrative expenses, other operating income and profit (loss) of equity-accounted investees, less: depreciation and amortization, layoffs related to internal restructuring, share-based compensation plan and M&A one-off adjusting expenses.

Gross margin decreased 3.2 p.p. in the sales cycle to date mainly due to lower net revenue in the period. Adjusted cash G&A expenses reduced by 0.9 p.p. driven by workforce optimization and budgetary discipline, while Commercial expenses increased by 1.2 p.p. driven by higher expenses related to business expansion and marketing investments. Impairment on trade receivable (PDA), which the Company booked in 4Q23 as additional provision for expected credit losses related to customers in mainstream brands, reduced by 1.1 p.p.

Finance Results

Values in R$ ‘000	1Q25	1Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Finance income	12,631	13,543	(6.7%)	26,612	30,218	11.9%
Finance income from contingencies	-	-	-	206,961	-	n.m.
Finance costs	(58,344)	(69,810)	(16.4%)	(113,913)	(141,202)	(19.3%)
Total	(45,713)	(56,267)	(18.8%)	119,660	(110,984)	(207.8%)

In the first quarter of 2025, finance income totaled R$12.6 million, a 6.7% decrease from R$13.5 million in 1Q24. In the 2025 sales cycle to date, finance income increased to R$233.6 million from R$30.2 million in the same period of the 2024 sales cycle. Finance income was positively impacted by a gain of R$207 million recorded in 4Q24, resulting from the reversal of interest on tax contingencies.

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Finance costs in 1Q25 decreased 16.4% to R$58.3 million, from R$69.8 million in 1Q24. In the 2025 sales cycle to date finance cost decreased 19.3% compared to the same period in the 2024 sales cycle driven by the reduction of the interest on provision for tax, civil and labor risks as a result of the reversal of tax contingencies recorded in 4Q24.

Net profit (loss)

Values in R$ ‘000	1Q25	1Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Net (loss) profit	(3,376)	21,942	(115.4%)	604,346	81,910	637.8%
(+) Layoffs related to internal restructuring	255	501	(49.1%)	339	980	(65.4%)
(+) Share-based compensation plan	4,701	3,334	41.0%	6,730	3,229	108.4%
(+) Amortization of intangible assets(1)	39,395	39,304	0.2%	78,790	79,598	(1.0%)
(+) Success fee (tax contingencies reversal)	-	-	0.0%	9,333	-	0.0%
(-) Income tax contingencies reversal	-	-	0.0%	(532,717)	-	0.0%
(+) M&A adjusting expenses	-	-	0.0%	8,271	13,776	(40.0%)
(-) Tax shield(2)	(15,079)	(14,667)	2.8%	(35,177)	(33,178)	6.0%
Adjusted net profit	25,896	50,414	(48.6%)	139,915	146,314	(4.4%)
Adjusted net margin	6.1%	11.0%	(4.9 p.p.)	12.5%	14.5%	(2.0 p.p.)

Note: n.m.: not meaningful; (1) From business combinations. (2) Tax shield (34%) generated by the expenses that are being deducted as net (loss) profit adjustments.

In the first quarter of 2025, adjusted net profit totaled R$26 million, a 48.6% decrease compared to R$50 million in 1Q24. In the 2025 sales cycle to date, adjusted net profit reached R$140 million, a 4.4% decrease from an adjusted net profit of R$146 million in the same period of the 2024 sales cycle.

Accounts receivable and PDA

Values in R$ ‘000	1Q25	1Q24	% Y/Y	4Q24	% Q/Q
Gross accounts receivable	946,669	864,511	9.5%	952,995	(0.7%)
Provision for doubtful accounts (PDA)	(87,590)	(93,489)	(6.3%)	(89,751)	(2.4%)
Coverage index	9.3%	10.8%	(1.6 p.p.)	9.4%	(0.2 p.p.)
Net accounts receivable	859,079	771,022	11.4%	863,244	(0.5%)
Average days of accounts receivable(1)	188	180	8	186	2

(1) Balance of net accounts receivable divided by the last-twelve-month net revenue, multiplied by 360.

The average payment term of Vasta’s accounts receivable portfolio was 188 days in 1Q25, which represents 8 days higher than the same quarter of the previous year but remaining stable comparing to 4Q24.

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Free cash flow

Values in R$ ‘000	1Q25	1Q24	% Y/Y	2025 cycle	2024 cycle	% Y/Y
Cash from operating activities(1)	109,790	102,347	7.3%	228,455	159,716	43.0%
(-) Income tax and social contribution paid	-	-	0.0%	(379)	(672)	(43.6%)
(-) Payment of provision for tax, civil and labor losses	(722)	(134)	438.8%	(1,946)	(376)	417.6%
(-) Interest lease liabilities paid	(2,938)	(2,029)	44.8%	(5,992)	(3,530)	69.7%
(-) Acquisition of property, plant, and equipment	(1,464)	(8,983)	(83.7%)	(20,498)	(12,273)	67.0%
(-) Additions of intangible assets	(24,956)	(34,776)	(28.2%)	(44,809)	(78,643)	(43.0%)
(-) Lease liabilities paid	(5,535)	(4,300)	28.7%	(11,315)	(12,230)	(7.5%)
Free cash flow (FCF)	74,175	52,125	42.3%	143,516	51,992	176.0%
FCF/Adjusted EBITDA	61.1%	32.1%	29.0 p.p.	34.2%	12.9%	21.2 p.p.
LTM FCF/Adjusted EBITDA	50.8%	42.5%	8.3 p.p.	50.8%	42.5%	8.3 p.p.

(1) Net (loss) profit less non-cash items less and changes in working capital. Note: n.m.: not meaningful

Free cash flow (FCF) totaled R$74 million in 1Q25, a 42.3% increase from R$52 million in 1Q24. In the 2025 sales cycle to date, FCF totaled R$144 million, a R$92 million increase from R$52 million in the same period of the 2024 sales cycle. The last twelve-month (LTM) FCF/Adjusted EBITDA conversion rate improved from 42.5% to 50.8% as a result of Vasta’s growth and implementation of sustained efficiency measures. These measures include certain improvements in our collection processes, including process automation, reminders and past-due notifications, customer segmentation, and faster renegotiation of delayed receivables . On the payments side, we implemented several initiatives to achieve better discipline in payments, such as rigorous financial planning, centralization of payments on single monthly dates, and negotiating longer payment terms with suppliers. Additionally, the first semester of 2025 will benefit from early collections regarding 2025 sales cycle, which will be normalized throughout the year.

Financial leverage

Values in R$ ‘000	1Q25	4Q24	3Q24	2Q24	1Q24
Financial debt	771,727	762,005	764,693	768,459	762,985
Accounts payable from business combinations	449,467	436,600	630,267	618,830	616,247
Total debt	1,221,194	1,198,605	1,394,960	1,387,289	1,379,232
Cash and cash equivalents	12,345	84,532	96,162	50,868	67,214
Marketable securities	245,941	111,313	258,945	272,991	242,799
Net debt	962,908	1,002,760	1,039,853	1,063,430	1,069,219
Net debt/LTM adjusted EBITDA	2.06	1.97	2.32	2.28	2.22

As of the end of 1Q25, Vasta had a net debt position of R$963 million, a R$40 million decrease compared to 4Q24, mainly due to positive FCF generation, compensated by financial interest costs. Compared to 1Q24, the net debt position decreased R$ 106 million. The net debt/LTM adjusted EBITDA as of 2.06x shows a downward trend being 0.16x less than as of 1Q24.

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ESG

Sustainability Report

In August 2024, we disclosed Vasta´s third sustainability report regarding the year of 2023 and it was prepared in accordance with international standards and the implementation of our corporate strategy, challenges, and achievements, while also reaffirming our commitment to transparency and sustainability. These include the publication of its second Greenhouse Gas Inventory, the company's adherence to the UN Global Compact, the dedication of 1,991 thousand hours to the Corporate Volunteer Program, the SOMOS Afro program, an affirmative internship program, and the fact that 29% of the seats on the Board of Directors are occupied by women.

The report complies with the Global Reporting Initiative (GRI) 2021 version and considers other standards recognized in Brazil and abroad, such as the Sustainability Accounting Standards Board (SASB) guidelines for the education sector, the guidelines of the IBC Stakeholder Capitalism Metrics from the World Economic Forum, and the principles of the International Integrated Reporting Council (IIRC).

The document is available at: https://ir.vastaplatform.com/esg/. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

In line with the topics identified in the materiality process, every quarter we present Vasta's most material indicators:

Key Indicators

ENVIRONMENT

Water withdrawal[2]
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% Y/Y	4Q2024	% Q/Q
3, 11, 12	303-3	Total water withdrawal	m³	7,343	6,515	13%	7,154	2.6%
		Municipal water supply[1]	%	100%	100%	0 p.p.	100%	0 p.p.
		Groundwater	%	0%	0%	0 p.p.	0%	0 p.p.
Energy consumption within the organization[2]
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% Y/Y	4Q2024	% Q/Q
12, 13	302-1	Total energy consumption	GJ	3,384	3,339	1%	3,468	-2.4%
		Energy from renewable sources[2]	%	66%	78%	(12 p.p.)	74%	(8 p.p.)

The 2024 data was adjusted as part of the annual reparameterization process, since some utility bills may not be available at the time of data closing. The increase in water consumption in the first quarter of 2025 is due to the integration of the new unit, Start Anglo Liceu, offset by the deactivate Anglo Tamandaré unit, which is no longer impacting the data.

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SOCIAL

Diversity in workforce by employee category
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% HA	4Q2024	% HA
5	405-1	C-level – Women	%	22%	29%	(7 p.p.)	22%	0 p.p.
		C-level – Men	%	78%	71%	7 p.p.	78%	0 p.p.
		C-level- total[4]	no.	9	7	29%	9	0.0%
		Leadership (≥ managers) – Women	%	44%	45%	(1 p.p.)	45%	(1 p.p.)
		Total - Leadership (≥ managers) – Men	%	56%	55%	1 p.p.	55%	1 p.p.
		Leadership (≥ managers) [5] – total	no.	124	144	-14%	117	6.0%
		Academic staff – Women	%	28%	18%	10.0 p.p.	15%	13 p.p.
		Academic staff – Men	%	72%	83%	(11.0 p.p.)	85%	(13 p.p.)
		Academic staff [6] - total	no.	96	80	20%	73	31.5%
		Administrative/Operational – Women	%	54%	56%	(2 p.p.)	54%	0 p.p.
		Administrative/Operational – Male	%	46%	44%	2 p.p.	46%	0 p.p.
		Administrative/Operational [7] - total	no.	1,229	1,595	-23%	1,215	1.2%
		Employees – Women	%	51%	54%	(3 p.p.)	51%	0 p.p.
		Employees – Men	%	49%	46%	3 p.p.	49%	0 p.p.
		Employees - total	no.	1,458	1,831	(0 p.p.)	1,424	2.4%

Continuing our Diversity and Inclusion efforts, we are committed to promoting inclusion and recognizing the multiple identities that make up both our society and Cogna. On National Trans and Transvestite Visibility Day, we took the opportunity to reaffirm our commitment to the inclusion of the trans and transvestite community, combating discrimination and promoting equal rights. Throughout this week, we emphasized the importance of this date through posts on our internal social network, with the aim of inspiring and mobilizing everyone toward a fairer and more respectful environment. Additionally, in March 2025 we celebrated International Women's Day, a historic occasion that invites us to reflect on the importance of working not only for a diverse job market but for a plural and equitable society. During this period, we highlighted the #WomenWhoEmpower and recognized the talent, dedication, and achievements of our female colleagues, who are essential to the success and growth of Cogna. These actions are crucial in strengthening our commitment to a more inclusive and respectful workplace.

Social impact* [8]
SDGs	GRI	Disclosure	Unit	1S2025	1S2024	2S2024
4, 10	-	Scholars of the Somos Futuro Program	no.	229	215	219

* Indicators presented progressively, referring to the total accumulated since the beginning of the year, which is why we are not presenting the variations compared to previous semesters.

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We continue to maintain the Somos Futuro Program via Instituto SOMOS. The initiative enables public school students to attend high school at one of Vasta's partner schools. In this quarter, 229 young people were studying through the program, receiving didactic and paradidactic material, online school tutoring, mentoring, and access to the entire support network of the program, which includes psychological monitoring, in addition to the scholarship offered by the school.

Health and Safety
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% HA	4Q2024	% HA
3	403-5, 403-9	Units covered by the Risk Management Program (PGR)%		100%	100%	0.0 p.p.	100%	0.0 p.p.
		Trained employees	no.	62	361	-83%	84	-26.2%
		Average hours of training per employee [9]	no.	0.62	1.33	-53%	3.00	-79%
		Injury frequency [10]	rate	-	0.90	-100%	2.31	-100%
		High-consequence injuries	no.	-	-	0%	-	0%
		Recordable work-related injuries [11]	rate	-	-	0%	1.16	-100%
		Fatalities resulted from work-related injuries	no.	-	-	0%	-	0%
		Fatalities [12]	rate	-	-	0%	-	0%

During the period, the main employee accidents involved cuts and punctures to fingers and hands, occurring in circulation areas. Inspections were conducted in the workplaces to identify risk situations and implement preventive plans.

The decrease in the number of trained employees in the first quarter of 2025 is due to the fact that our training programs follow a two-year recycling cycle. In other words, many employees were already trained in previous periods, which naturally reduces the demand for new training sessions at this time. This approach is part of our strategy to keep the team continuously updated, while respecting the established frequency for each topic.

11

GOVERNANCE

Diversity in the Board of Directors (gender)
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% HA	4Q2024	% HA
5	405-1	Members	no.	7	7	0%	7	0%
		Women	%	29%	29%	0 p.p.	29%	0 p.p.

Ethical conduct
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% HA	4Q2024	% HA
16	2-25	Cases recorded in our Confidential Ethics Hotline [13]	no.	17	9	89%	32	-47%
10	406-1	Grievances regarding discrimination received through our Confidential Ethics Hotline [13]	no.	1	-	0%	-	0%
		Confirmed incidents of discrimination [13]	no.	-	-	0.0 p.p.	-	0%
5	405-1	Employees who have received training on anti-corruption policies and procedures	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Operations assessed for risks related to corruption	%	100%	100%	0.0 p.p.	100%	0 p.p.
		Confirmed incidents of corruption	no.	-	-	0%	-	0%

NA: Not available: quarterly disclosure began in the second quarter of 2023. It used to be reported annually in Sustainability Reports.

We expanded the disclosure of the confidential reporting channel with the goal of reaching a broader audience, including locations where this communication was previously unavailable. To achieve this, we installed signs with QR codes in corporate offices, distribution centers, and educational institutions, and also made the access link available directly on the student portal. This increased visibility and ease of access may have contributed to the rise in the number of cases reported this quarter, reflecting greater awareness and trust in using the channel.

Compliance*
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% HA	4Q2024	% HA
16	307-1, 419-1	Fines for social and economic noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for social and economic non-compliance	no.	0	0	0%	0	0%
		Fines for environmental noncompliance	R$ thousand	0	0	0%	0	0%
		Non-financial sanctions for environmental non-compliance	no.	0	0	0%	0	0%

12

* Only cases deemed material, i.e., cases that harm Vasta's image, which lead to a halt in operations, or where the amounts involved are over R$1 million.

We did not record significant sanctions or fines related to economic and social issues, except for the normal course of business.

Customer data privacy
SDGs	GRI	Disclosure	Unit	1Q2025	1Q2024	% HA	4Q2024	% HA
16	418-1	External complaints substantiated by the organization	no.	27	7	286%	4	800%
		Complaints received from regulatory agencies or similar official bodies	no.	0	0	0%	0	0%
		Cases identified of leakage, theft, or loss of customer data	no.	0	0	0%	0	0%

The increase in the number of complaints in the first quarter of 2025 can be attributed to the student enrollment period, which led to a higher volume of requests and inquiries regarding the handling of personal data. We have added a sorting and reclassification feature allowing us, after analysis of the case, to reclassify requests based on whether they fact relate to rights of data subjects under the Brazilian data protection regulation.

FOOTNOTES:

SDG	Sustainable Development Goal. Indicates goal to which the actions monitored contribute.
GRI	Global Reporting Initiative. Lists the GRI standard indicators related to the data monitored.
ND	Indicator discontinued or not measured in the quarter.
NM	Not meaningful
1	Based on invoices from sanitation concessionaires.
2	Acquired from the free energy market.
3	n.a.
4	Takes into the account the positions of CEO, vice presidents and director reporting directly to the CEO
5	Management, senior management and leadership positions not reporting directly to the CEO
6	Course coordinators, teachers, and tutors.
7	Corporate coordination, specialists, adjuncts, assistants and analysts.
8	Indicators reported on semi-annual basis (2Q and 4Q).
9	Total hours of training/employees trained.
10	Total accidents (with and without leave)/ Total man/hours worked (MHW) x 1,000,000
11	Work-related injury (excluding fatalities) from which the worker cannot recover fully to pre-injury health status within 6 months. Formula: Number of injuries/MHW x 1.000.000.
12	Fatalities/ MHW x 1,000,000.
13	Indicators measured from the first quarter of 2023. It used to be reported annually in Sustainability Reports

13

CONFERENCE CALL INFORMATION

Vasta will discuss its first quarter 2025 results on May 8, 2025, via a conference call at 5:00 p.m. Eastern Time. To access the call (ID: 3871721), please dial: +1 (888) 660-6819 or +1 (929) 203-1989. A live and archived webcast of the call will be available on the Investor Relations section of the Company’s website at https://ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

ABOUT VASTA

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators, and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com. Information contained in, or accessible through, our website is not incorporated by reference in, and does not constitute a part of, this press release.

CONTACT

Investor Relations

ir@vastaplatform.com

14

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors”. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

15

NON-GAAP FINANCIAL MEASURES

This press release presents our EBITDA, Adjusted EBITDA and Adjusted net (loss) profit and Free cash flow (FCF), which is information provided for the convenience of investors. EBITDA and Adjusted EBITDA are among the key performance indicators used by us to measure financial operating performance. Our management believes that these Non-GAAP financial measures provide useful information to investors and shareholders. We also use these measures internally to establish budgets and operational goals to manage and monitor our business, evaluate our underlying historical performance and business strategies and to report our results to the board of directors.

We calculate EBITDA as net (loss) profit for the period/year plus income taxes and social contribution plus/minus net finance result plus depreciation and amortization. The EBITDA measure provides useful information to assess our operational performance.

We calculate Adjusted EBITDA as EBITDA plus/minus: (a) income tax and social contribution; (b) net finance result; (c) depreciation and amortization; (d) share-based compensation expenses, mainly due to the grant of additional shares to Somos’ employees in connection with the change of control of Somos to Cogna (for further information refer to note 23 to the audited consolidated financial statements); (e) provision for risks of tax, civil and labor losses regarding penalties, related to income tax positions taken by the Predecessor Somos – Anglo and Vasta in connection with a corporate reorganization carried out by the Predecessor Somos – Anglo; (f) Bonus IPO, which refers to bonus paid to certain executives and employees based on restricted share units; and (g) expenses with contractual termination of employees due to organizational restructuring. We understand that such adjustments are relevant and should be considered when calculating our Adjusted EBITDA, which is a practical measure to assess our operational performance that allows us to compare it with other companies that operates in the same segment.

We calculate Adjusted net (loss) profit as the (loss) profit for the period/year as presented in Statement of Profit or Loss and Other Comprehensive Income adjusted by the same Adjusted EBITDA items, however, added by (a) Amortization of intangible assets from Business Combination and (b) Tax shield of 34% generated by the aforementioned adjustments.

We calculate Free cash flow (FCF) as the cash from operating activities as presented in the Statement of Cash Flows less (a) income tax and social contribution paid; (b) tax, civil and labor proceedings paid; (c) interest lease liabilities paid; (d) acquisition of property, plant and equipment; (e) additions to intangible assets; and (f) lease liabilities paid.

We understand that, although Adjusted net (loss) profit, EBITDA, Adjusted EBITDA, and Free cash flow (FCF) are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS. Additionally, our calculations of Adjusted net (loss) profit, Adjusted EBITDA, and Free cash flow (FCF) may be different from the calculation used by other companies, including our competitors in the education services industry, and therefore, our measures may not be comparable to those of other companies.

16

REVENUE RECOGNITION AND SEASONALITY

Our main deliveries of printed and digital materials to our customers occur in the last quarter of each year (typically in November and December), and in the first quarter of each subsequent year (typically in February and March), and revenue is recognized when the customers obtain control over the materials. In addition, the printed and digital materials we provide in the fourth quarter are used by our customers in the following school year and, therefore, our fourth quarter results reflect the growth in the number of our students from one school year to the next, leading to higher revenue in general in our fourth quarter compared with the preceding quarters in each year. Consequently, in aggregate, the seasonality of our revenues generally produces higher revenues in the first and fourth quarters of our fiscal year. Thus, the numbers for the second quarter and third quarter are usually less relevant. In addition, we generally bill our customers during the first half of each school year (which starts in January), which generally results in a higher cash position in the first half of each year compared to the second half.

A significant part of our expenses is also seasonal. Due to the nature of our business cycle, we need significant working capital, typically in September or October of each year, to cover costs related to production and inventory accumulation, selling and marketing expenses, and delivery of our teaching materials at the end of each year in preparation for the beginning of each school year. As a result, these operating expenses are generally incurred between September and December of each year.

Purchases through our Livro Fácil e-commerce platform are also very intense during the back-to-school period, between November, when school enrollment takes place and families plan to anticipate the purchase of products and services, and February of the following year, when classes are about to start. Thus, e-commerce revenue is mainly concentrated in the first and fourth quarters of the year.

KEY BUSINESS METRICS

Annual Contract Value, or ACV, is a non-accounting managerial metric and represents our partner schools’ commitment to pay for our solutions offerings. We believe it is a meaningful indicator of demand for our solutions. We consider ACV is a helpful metric because it is designed to show amounts that we expect to be recognized as revenue from subscription services for the 12-month period between October 1 of one fiscal year through September 30 of the following fiscal year. We define ACV as the revenue we would expect to recognize from a partner school in each school year, based on the number of students who have contracted our services, or “enrolled students,” that will access our content at such partner school in such school year. We calculate ACV by multiplying the number of enrolled students at each school with the average ticket per student per year; the related number of enrolled students and average ticket per student per year are each calculated in accordance with the terms of each contract with the related school. Although our contracts with our schools are typically for 4-year terms, we record one year of revenue under such contracts as ACV. ACV is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 24-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during each period of a sales cycle may be different from the ACV for the respective sales cycle. Our reported ACV is subject to risks associated with, among other things, economic conditions and the markets in which we operate, including risks that our contracts may be canceled or adjusted (including as a result of the COVID-19 pandemic).

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FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

Assets	March 31, 2025	December 31, 2024
Current assets
Cash and cash equivalents	12,345	84,532
Marketable securities	245,941	111,313
Trade receivables	859,079	863,244
Inventories	266,013	276,781
Prepayments	87,989	80,993
Taxes recoverable	24,422	20,813
Income tax and social contribution recoverable	14,539	13,631
Other receivables	1,341	1,304
Related parties – other receivables	7,956	13,714
Total current assets	1,519,625	1,466,325

Non-current assets
Judicial deposits and escrow accounts	158,927	154,452
Deferred income tax and social contribution	207,513	208,849
Equity accounted investees	50,262	52,184
Other investments and interests in entities	1,608	1,608
Property, plant and equipment	154,008	160,952
Intangible assets and goodwill	5,122,213	5,160,785
Total non-current assets	5,694,531	5,738,830

Total Assets	7,214,156	7,205,155

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Consolidated Statements of Financial Position (continued)

Liabilities	March 31, 2025	December 31, 2024
Current liabilities
Bonds	273,907	264,484
Suppliers	204,703	240,192
Reverse factoring	307,618	302,608
Lease liabilities	23,253	22,133
Income tax and social contribution payable	2,670	2,146
Taxes payable	6,707	4,583
Salaries and social contributions	121,401	101,958
Contractual obligations and deferred income	43,164	40,565
Accounts payable for business combination	224,643	215,237
Other liabilities	30,268	19,944
Other liabilities - related parties	13,712	30,322
Total current liabilities	1,252,046	1,244,172

Non-current liabilities
Bonds	497,820	497,521
Lease liabilities	87,127	89,240
Accounts payable for business combination	224,824	221,363
Provision for tax, civil and labor losses	158,089	157,123
Other liabilities	2,540	2,425
Total non-current liabilities	970,400	967,672

Total current and non-current liabilities	2,222,446	2,211,844

Shareholder's Equity
Share capital	4,820,815	4,820,815
Capital reserve	92,505	90,909
Treasury shares	(74,462)	(74,641)
Accumulated losses	151,661	154,928
Total Shareholder's Equity	4,990,519	4,992,011

Interest of non-controlling shareholders	1,191	1,300

Total Shareholder's Equity	4,991,710	4,993,311

Total Liabilities and Shareholder's Equity	7,214,156	7,205,155

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Consolidated Income Statement

	March 31, 2025	March 31, 2024

Net revenue from sales and services	430,392	460,716
Sales	404,602	442,545
Services	25,790	18,171

Cost of goods sold and services	(141,213)	(140,083)

Gross profit	289,179	320,633

Operating income (expenses)	(242,871)	(224,582)
General and administrative expenses	(132,690)	(139,902)
Commercial expenses	(97,699)	(73,260)
Impairment losses on trade receivables	(12,546)	(13,205)
Other operating income	64	1,980
Other operating expenses	-	(195)

Share of loss equity-accounted investees	(1,922)	(3,060)

Profit before finance result and taxes	44,386	92,991

Finance result	(45,713)	(56,267)
Finance income	12,631	13,543
Finance costs	(58,344)	(69,810)

(Loss) profit before income tax and social contribution	(1,327)	36,724

Income tax and social contribution
Current	(713)	(6,973)
Deferred	(1,336)	(7,809)
	(2,049)	(14,782)

(Loss) profit for the period	(3,376)	21,942

Allocated to:
Controlling shareholders	(3,267)	22,172
Non-controlling shareholders	(109)	(230)

20

Consolidated Statement of Cash Flows

	March 31, 2025	March 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES
(Loss) profit before income tax and social contribution	(1,327)	36,724
Adjustments for:
Depreciation and amortization	76,424	69,534
Share of loss profit of equity-accounted investees	1,922	3,060
Impairment losses on trade receivables	12,546	13,205
(Reversal) provision for tax, civil and labor losses net	(599)	289
Interest on provision for tax, civil and labor losses	2,251	12,273
Interest and transaction costs on bonds	26,253	24,366
Contractual obligations and right to returned goods	(129)	9,293
Interest on accounts payable for business combination	12,867	15,664
Interest on suppliers	10,109	12,500
Share-based payment expense	1,775	2,939
Interest on lease liabilities	2,998	2,113
Interest on marketable securities	(4,797)	(5,786)
Cancellations of right-of-use contracts	(8)	(1,951)
Residual value of disposals of property and equipment and intangible assets	-	943
	140,287	195,166
Changes in
Trade receivables	(8,381)	(86,715)
Inventories	13,921	7,201
Prepayments	(6,137)	(4,469)
Taxes recoverable	(5,230)	(11,194)
Judicial deposits	(4,439)	(5,379)
Other receivables	(37)	(675)
Related parties – other receivables	5,758	(4,980)
Suppliers	(40,588)	(21,320)
Salaries and social charges	19,443	16,540
Tax payable	2,648	11,751
Contractual obligations and deferred income	(1,284)	4,199
Other liabilities	10,438	(4,191)
Other liabilities - related parties	(16,609)	6,412
Cash generated from operating activities	109,788	102,346
Payment of interest on leases	(2,938)	(2,029)
Payment of interest on bonds	(16,531)	(53,423)
Payment of interest on business combinations	-	(2,590)
Payment of provision for tax, civil and labor losses	(722)	(134)
Net cash from operating activities	89,597	44,170
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of property and equipment	(1,462)	(8,982)
Additions of intangible assets	(24,956)	(34,776)
Proceeds from investment in marketable securities	189,206	275,143
Purchase of investment in marketable securities	(319,037)	(266,215)
Net cash used in investing activities	(156,249)	(34,830)
CASH FLOWS FROM FINANCING ACTIVITIES
Purchase of treasury shares	-	(22,531)
Lease liabilities paid	(5,535)	(4,300)
Payments of accounts payable for business combination	-	(11,159)
Net cash used in financing activities	(5,535)	(37,990)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(72,187)	(28,650)
Cash and cash equivalents at beginning of period	84,532	95,864
Cash and cash equivalents at end of period	12,345	67,214
NET DECREASE IN CASH AND CASH EQUIVALENTS	(72,187)	(28,650)

21